Exhibit 8.1
Subsidiaries of Azul S.A.
The following chart lists each of our subsidiaries which we owned, directly or indirectly, as of the date of this annual report:

Entities	Country of incorporation

Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Brazil
IntelAzul S.A. (formerly Tudo Azul S.A.)	Brazil
Azul Conecta Ltda. (formerly TwoTaxi Aéreo Ltda.)	Brazil
ATS Viagens e Turismo Ltda.	Brazil
Cruzeiro Participações S.A	Brazil
Azul Investments LLP	USA
Azul SOL LLC	USA
Azul Finance LLC	USA
Azul Finance 2 LLC	USA
Blue Sabiá LLC	USA
Canela Investments LLC	USA
Canela Turbo Three LLC	USA
Azul Saíra LLC	USA
Azul Secured Finance (a)	USA
ATSVP — Viagens Portugal, Unipessoal LDA (b)	Portugal
Azul IP Cayman Holdco Ltd. (c)	Cayman Islands
Azul IP Cayman Ltd. (c)	Cayman Islands

(a)Subsidiary incorporated in May 2023
(b)Subsidiary acquired in March 2023.
(c)Subsidiary incorporated in June 2023.
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